Form N-SAR,
Sub-Item 77Q1(d)
Copies of any constituent
instruments defining the
rights of shareholders

Nuveen New York Dividend Advantage
Municipal Fund
811-09135


The rights of the holders of each series of Preferred securities are described in the Statements Establishing and Fixing the Rights and Preferences. These instruments are incorporated by reference to this Sub-Item 77Q1(d) the Form of which can be found in the SEC filing on Form DEF 14A on March 4, 2015, Accession No. 0001193125-15-077029.